October 19, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vera Bradley, Inc.—Registration Statement No. 333-167934

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Vera Bradley, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 P.M. (Eastern time) on October 20, 2010, or as soon thereafter as practicable. We are aware of our obligations under the Act.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED PIPER JAFFRAY & CO. WELLS FARGO SECURITIES, LLC KEYBANC CAPITAL MARKETS INC. LAZARD CAPITAL MARKETS LLC,

By:	ROBERT W. BAIRD & CO. INCORPORATED,
as Representative of the Several Underwriters Listed Above

	By:	/s/ Gregory Ingram
Name: Gregory Ingram
Title: Managing Director